Filed Pursuant to Rule 424(b)(3)

Registration No. 333-263800

PROSPECTUS SUPPLEMENT NO. 1

(to prospectus dated July 14, 2022)

Up to 481,074,588 Ordinary Shares

Up to 11,000,000 Warrants

Super Group (SGHC) Limited

(a non-cellular company limited by shares incorporated and registered under the laws of the Island of Guernsey)

This prospectus supplement no. 1 (this “prospectus supplement”) amends and supplements the prospectus dated July 14, 2022 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-263800). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares and public warrants are listed on the New York Stock Exchange under the symbols “SGHC” and “SGHC WS”, respectively. On August 10, 2022, the closing price of our ordinary shares was $5.66 per share.

Our business and an investment in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 30 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 11, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 2022

Commission File Number: 001-41253

Super Group (SGHC) Limited

(Translation of registrant’s name into English)

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 14 8182-2939

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Super Group (SGHC) Limited

On August 11, 2022, Super Group (SGHC) Limited (the “Company”) issued a press release announcing its financial results for the quarter and six months ended June 30, 2022. A copy of the press release, which includes an unaudited consolidated statement of financial position as of June 30, 2022 and an unaudited consolidated statement of profit or loss for the six months ended June 30, 2022, is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: August 11, 2022	By:	/s/ Neal Menashe
	Name:	Neal Menashe
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated August 11, 2022.

Exhibit 99.1

Super Group Reports Second Quarter 2022 Financial Results

•	Second Quarter 2022 Revenue of €320.8 million

•	Profit after tax of €298.6 million for the second quarter of 2022 includes €283.3 million of non-cash fair value gains associated with the mark to market of the warrant and earnout liabilities

•	Second Quarter 2022 Adjusted EBITDA of €63.6 million

•	Cash and cash equivalents was €220.0 million at June 30, 2022

•	Management to host conference call today at 8:30 a.m. ET

New York, NY – August 11, 2022 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced second quarter 2022 financial results for its operating subsidiary, SGHC Limited.

Neal Menashe, CEO of Super Group, commented: “The current macro environment may provide near term headwinds but Super Group’s balance sheet remains strong and our business remains fundamentally sound.” Mr. Menashe continued, “By investing in our global business, we continue to focus on organic and strategic growth opportunities in pursuit of long-term sustainable profits.”

Alinda van Wyk, CFO of Super Group stated, “Super Group is a profitable and debt free company with a continuing track record of consistent cash generation. Despite some current challenges, we have increased monthly active users, while focusing on financial discipline to maintain profitability and we continue to invest in the future growth of Super Group.”

Financial Highlights

•

Revenue decreased by 10% to €320.8 million for second quarter of 2022 from €355.2 million over the same period in the prior year primarily as a result of a decline in online casino net gaming revenue and brand license fee income, partially offset by an increase in sports betting net gaming revenue. The decrease in casino net gaming revenue was driven by the impact of inflationary factors on disposable income. The prior year quarter casino net gaming revenue also included a positive impact from the global shutdowns during the COVID pandemic. Brand license fee income declined due to renegotiated contract terms. Sports betting net gaming revenue increased due to growth in Africa and Asia-Pacific regions.

•

Profit after tax for the second quarter of 2022 was €298.6 million compared to a profit of €63.9million in the same period of the prior year. Profit for the second quarter of 2022 was positively impacted by non-cash adjustments related to the business combination and the listing on January 27, 2022 as follows:

•	€219.3 million for fair value gains of earnout liabilities; and

•	€64.0 million of fair value gains of warrant liabilities.

•	EBITDA, a non-GAAP measure, increased to €319.3 million in the second quarter of 2022 compared to €91.4 million in the same period from the prior year.

•

Adjusted EBITDA, which excludes transaction costs, share listing expenses, changes in valuations of warrants and earnout liabilities and associated foreign exchange movements, gains on derivative contracts and bargain purchases, decreased 30% to €63.6 million compared to €90.8 million in the same period from the prior year.

•	Monthly Average Customers for the quarter increased 3% to 2.7 million during the second quarter of 2022 from 2.6 million in the second quarter of 2021.

•

Cash and cash equivalents was €220.0 million at June 30, 2022 and €293.8 million at December 31, 2021. The decrease was primarily the result of cash used to redeem shares in connection with closing the business combination, offset in part by cash released from SEAC’s trust account to Super Group upon the closing.

•

During the second quarter of 2022, approximately 6.7 million Restricted Stock Units were granted across the employee base and will vest in equal tranches over the next three years on December 31, 2022, 2023 and 2024.

Net Gaming Revenue by Geographical Region for the Three Months Ended June 30:

	2022	2022	2022
	€ ‘000s	€ ‘000s	€ ‘000s
	Betway	Spin	Total
Africa and Middle East	62,914	660	63,574
Asia-Pacific	50,756	26,632	77,388
Europe	28,516	1,993	30,509
North America	32,616	109,513	142,129
South/Latin America	3,893	3,323	7,216

	178,695	142,121	320,816

	%	%	%
Africa and Middle East	35%	0%	20%
Asia-Pacific	28%	19%	24%
Europe	16%	1%	10%
North America	19%	78%	44%
South/Latin America	2%	2%	2%

	2021	2021	2021
	€ ‘000s	€ ‘000s	€ ‘000s
	Betway	Spin	Total
Africa and Middle East	52,940	1,350	54,290
Asia-Pacific	57,047	22,741	79,788
Europe	35,013	3,870	38,883
North America	36,692	136,346	173,038
South/Latin America	4,014	5,186	9,200

	185,706	169,493	355,199

	%	%	%
Africa and Middle East	29%	1%	15%
Asia-Pacific	31%	13%	22%
Europe	19%	2%	11%
North America	19%	81%	49%
South/Latin America	2%	3%	3%

Net Gaming Revenue by Geographical Region for the Six Months Ended June 30:

	2022	2022	2022
	€ ‘000s	€ ‘000s	€ ‘000s
	Betway	Spin	Total
Africa and Middle East	126,700	1,996	128,696
Asia-Pacific	105,410	50,620	156,030
Europe	58,708	4,520	63,228
North America	67,679	225,498	293,177
South/Latin America	7,178	6,986	14,164

	365,675	289,620	655,295

	%	%	%
Africa and Middle East	35%	1%	20%
Asia-Pacific	29%	17%	24%
Europe	16%	2%	10%
North America	18%	78%	44%
South/Latin America	2%	2%	2%

	2021	2021	2021
	€ ‘000s	€ ‘000s	€ ‘000s
	Betway	Spin	Total
Africa and Middle East	87,521	3,269	90,790
Asia-Pacific	111,469	45,436	156,905
Europe	70,014	12,018	82,032
North America	67,246	255,347	322,593
South/Latin America	6,250	8,440	14,690

	342,500	324,510	667,010

	%	%	%
Africa and Middle East	26%	1%	14%
Asia-Pacific	33%	14%	24%
Europe	20%	4%	12%
North America	19%	78%	48%
South/Latin America	2%	3%	2%

Net Gaming Revenue by Product for the Three Months Ended June 30:

	Betway	Spin	Total
	2022	2022	2022
	€ ‘000s	€ ‘000s	€ ‘000s
Online casino[1]	62,139	142,174	204,313
Sports betting[1]	110,740	(53)	110,687
Brand licensing[2]	5,766	—	5,766
Other[3]	50	—	50

Total Group revenue	178,695	142,121	320,816

	Betway	Spin	Total
	2021	2021	2021
	€ ‘000s	€ ‘000s	€ ‘000s
Online casino[1]	63,202	168,921	232,123
Sports betting[1]	104,626	572	105,198
Brand licensing[2]	17,482	—	17,482
Other[3]	396	—	396

Total Group revenue	185,706	169,493	355,199

Net Gaming Revenue by Product for the Six Months Ended June 30:

	Betway	Spin	Total
	2022	2022	2022
	€ ‘000s	€ ‘000s	€ ‘000s
Online casino[1]	119,595	289,220	408,815
Sports betting[1]	219,777	400	220,177
Brand licensing[2]	25,656	—	25,656
Other[3]	647	—	647

Total Group revenue	365,675	289,620	655,295

	Betway	Spin	Total
	2021	2021	2021
	€ ‘000s	€ ‘000s	€ ‘000s
Online casino[1]	123,630	322,290	445,920
Sports betting[1]	184,235	939	185,174
Brand licensing[2]	34,635	136	34,771
Other[3]	—	1,145	1,145

Total Group revenue	342,500	324,510	667,010

[1]	Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
[2]	Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
[3]	Other relates to rebates received from external processors.

Reorganization Timeline

Over the last three years, the business conducted a restructuring by combining existing, stand-alone companies into the newly formed Super Group.

SGHC Limited was formed on July 6, 2020.

The following transactions took place during 2021 and 2022 as part of the reorganization:

•	January 11, 2021 - Raging River Trading was deemed to have been acquired.

•	April 9, 2021 - Webhost, Partner Media and Buffalo Partners were acquired.

•	April 14, 2021 - DigiProc Consolidated was acquired.

•	April 16, 2021 – Digiprocessing (Mauritius) was acquired.

•	April 19, 2021 - Raichu Investments was acquired.

•	September 2, 2021 - SGHC purchased 100% of the outstanding shares of Smart Business Solutions S.A.

•	December 1, 2021 - SGHC purchased 100% of the outstanding shares in Haber Investments, and Red Interactive.

•	January 27, 2022 - Business combination with SEAC.

Non-GAAP Financial Information

This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”).

EBITDA and Adjusted EBITDA are non-GAAP company-specific performance measures that Super Group uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, financial income, financial expense and income tax expense/credit. Adjusted EBITDA is defined as EBITDA less gain on derivative contracts and gain on bargain purchase plus transaction costs, share listing expense, fair value adjustments on warrant liabilities and earnout liabilities and associated foreign exchange movements, and the expense for a once off award of Restricted Stock Units.

Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.

Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Reconciliation of Profit to Adjusted EBITDA for:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Profit for the period	298,561	63,912	135,337	102,487
Income tax expense	5,623	3,091	14,582	6,011
Finance income	(352)	(350)	(665)	(688)
Finance expense	314	2,876	663	5,755
Depreciation and amortization expense	15,175	21,873	31,169	41,981
EBITDA	319,321	91,402	181,086	155,546
Transaction fees	207	—	21,611	—
Gain on derivative contracts	—	—	(1,712)	—
Share based payment expense	—	—	126,252	—
Foreign exchange loss on revaluation of warrants and earnouts	24,029	—	24,029	—
Change in fair value of warrant liability	(63,988)	—	(34,614)	—
Change in fair value of earnout liability	(219,321)	—	(194,936)	—
RSU expense	3,376	—	3,376	—
Gain on bargain purchase	—	(614)	—	(10,661)
Adjusted EBITDA	63,624	90,788	125,092	144,885

Webcast Details

The Company will host a webcast at 8:30 a.m. ET today to discuss the second quarter 2022 financial results. For ease of year-over-year comparison and analysis the Company may discuss pro-forma consolidated results, including Adjusted EBITDA, which pro-forma results are included in the Q2 2022 Earnings Review presentation posted on Investor Relations section of SGHC.com.

Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.sghc.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.

Contacts:

Investors:

investors@sghc.com

Media:

media@sghc.com

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements include, but are not limited to, expectations and timing related to market entries and expansion, projections of market opportunity, growth and profitability expected growth of Super Group’s customer base, expansion into new markets.

These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) the ability to maintain the listing of Super Group’s securities on a national securities exchange; (iii) changes in the competitive and regulated industries in which Super Group operates; (iv) variations in operating performance across competitors; (v) changes in laws and regulations affecting Super Group’s business; (vi) Super Group’s inability to meet or exceed its financial projections; (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic; (viii) changes in domestic and foreign business, market, financial, political and legal conditions; (ix) future global, regional or local economic and market conditions affecting the sports betting and gaming industry; (x) changes in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate with respect to the sports betting and gaming industry; (xi) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (xii) compliance with regulatory requirements in a particular regulated jurisdiction, or Super Group’s ability to successfully obtain a license or permit applied for in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (xiii) the technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xiv) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xv) the ability by Super Group’s key executives, certain employees or other individuals related to the business, including significant shareholders, to obtain the necessary licenses or comply with individual regulatory obligations in certain jurisdictions; (xvi) protection or enforcement of Super Group’s intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xvii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xviii) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xix) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xx) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xxi) the success, including win or hold rates, of existing and future online betting and gaming products; (xxii) competition within the broader entertainment industry; (xxiii) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xxiv) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxv) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxvi) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxvii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxviii) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 20, 2022, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.

SGHC Limited

Consolidated Statements of Profit or Loss and Other Comprehensive Income

for the periods ended June 30, 2022 and June 30, 2021

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Revenue	320,816	355,199	655,295	667,010
Direct and Marketing Expenses	(225,700)	(233,703)	(466,417)	(448,062)
General and Administration Expenses	(37,754)	(35,442)	(72,455)	(79,060)
Other Operating Income	2,886	4,734	5,293	4,997
Transaction fees	(207)	—	(21,611)	—
Depreciation and Amortization Expense	(15,175)	(21,873)	(31,169)	(41,981)
Profit from Operations	44,866	68,915	68,936	102,904
Finance Income	352	350	665	688
Finance Expense	(314)	(2,876)	(663)	(5,755)
Gain on derivative contracts	—	—	1,712	—
Fx on revaluation of warrants and earnouts	(24,029)	—	(24,029)	—
Share based payment expense	—	—	(126,252)	—
Change in fair value of warrant liability	63,988	—	34,614	—
Change in fair value of earnout liability	219,321	—	194,936	—
Gain on bargain purchase	—	614	—	10,661
Profit Before Taxation	304,184	67,003	149,919	108,498
Income Tax Expense	(5,623)	(3,091)	(14,582)	(6,011)
Profit for the period	298,561	63,912	135,337	102,487
Profit for the period attributable to owners of the parent Other comprehensive (loss)/income	298,561	63,912	135,337	102,487
Items that may be reclassified subsequently to profit or loss
Foreign currency translation	(3,492)	(697)	(2,375)	(171)

Other comprehensive (loss)/income for the period	(3,492)	(697)	(2,375)	(171)

Total comprehensive loss for the period attributable to owners of the parent	295,069	63,215	132,962	102,316

Weighted average shares outstanding, basic	490,197,468	460,476,661	489,266,292	462,979,116
Earnings per share, basic	0.60	0.14	0.27	0.22

SGHC Limited

Consolidated Statements of Financial Position

as at June 30, 2022 and December 31, 2021

	2022	2021
	June	December
	€ ‘000s	€ ‘000s
ASSETS
Non-current assets
Goodwill	24,982	25,023
Intangible assets	159,715	172,954
Property, plant and equipment	12,926	12,498
Right-of-use assets	13,142	14,541
Deferred tax assets	30,859	24,108
Regulatory deposits	9,132	8,594
Loans receivable	11,179	25,516
Financial asset	1,687	1,686

	263,622	284,920
Current assets
Trade and other receivables	156,618	169,252
Income tax receivables	33,923	35,806
Restricted cash	109,365	60,296
Cash and cash equivalents	220,020	293,798

	519,926	559,152

TOTAL ASSETS	783,548	844,072

LIABILITIES
Non-current liabilities
Lease liabilities	9,939	10,896
Interest-bearing loans and borrowings	—	764
Deferred tax liability	8,666	9,248

	18,605	20,908
Current liabilities
Warrant Liability	17,418	—
Earnout Liability	73,798	—
Lease liabilities	4,918	5,353
Deferred consideration	—	13,200
Interest-bearing loans and borrowings	1,233	3,008
Trade and other payables	124,678	147,353
Customer liabilities	49,498	51,959
Provisions	48,162	47,715
Income tax payables	42,134	40,524

	361,839	309,112

TOTAL LIABILITIES	380,444	330,020

EQUITY
Issued capital	273,435	269,338
Earnout reserve	(249,955)	—
Foreign exchange reserve	(4,469)	(2,094)
Accumulated profit	384,093	246,808

	403,104	514,052

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	783,548	844,072

SGHC Limited

Consolidated Statements of Cash Flows

for the Six months ended June 30, 2022 and June 30, 2021

	2022	2021
	€ ‘000s	€ ‘000s
Cash flows from operating activities
Profit for the period	135,337	102,487
Add back:
Income tax expense	14,582	6,011
Profit on disposal of assets	—	(3,093)
Change in fair value of warrant liability	(34,614)	—
Change in fair value of earnout liability	(194,936)	—
Fx on revaluation of warrants and earnouts	24,029	—
Share based payment expense	126,252	—
Depreciation of property, plant and equipment	2,704	1,398
RSU expense	3,376	—
Gain on bargain purchase	—	(10,661)
Amortization of right-of-use assets	2,379	1,223
Amortization of intangible assets	26,087	39,360
Increase in provisions	257	1,895
Finance income	(665)	(688)
Finance expense	473	5,755
Unrealized foreign currency gain	(11,857)	(526)
Changes in working capital:
Decrease in trade and other receivables	12,825	29,210
Decrease in trade and other payables	(46,028)	(26,733)
Increase in customer liabilities	(2,461)	3,335
Change in restricted cash	(7,621)	(9,087)

Cash from operating activities	50,119	139,886
Dividends tax paid	(5,569)	—
Corporation tax rebates received	1,846	—
Corporation tax paid	(13,781)	(9,746)

Net cash flows from operating activities	32,615	130,140
Cash flows from investing activities
Cash received in interest	519	464
Acquisition/disposals of intangible assets	(12,762)	—
Acquisition of property, plant and equipment	(2,740)	(1,334)
Acquisition of businesses, net of cash acquired	—	5,151
Cash used in financial assets	—	(848)
Restricted cash guarantee	(41,448)	—
Receipts from loans receivable	18,485	—
Issuance of loans receivable	(3,749)	(25)
Receipt of repayment of loans and borrowings	—	34,449
Cash used in regulatory deposits	(538)	(5,650)

Net cash flows from/(used in) from investing activities	(42,233)	32,207
Cash flows from/(used in) financing activities
Shares repurchased	(222,345)	(10,731)
Proceeds from shares issued net of transaction costs	(1,487)	—
Cash paid for deferred consideration	(13,200)	(2,089)
Proceeds from shares issued	172,119	3,570
Repayment of interest-bearing loans and borrowings	(4,761)	(16,815)
Repayment of lease liabilities - interest	(468)	(205)
Repayment of lease liabilities - principal	(2,573)	(2,566)

Net cash flows used in financing activities	(72,715)	(28,836)
(Decrease)/increase in cash and cash equivalents	(82,333)	133,511
Cash and cash equivalents at beginning of the period	293,798	138,540
Effects of exchange rate fluctuations on cash held	8,555	(225)

Cash and cash equivalents at end of the period	220,020	271,826